Exhibit 1

SILICOM LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 14, 2023

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held, at the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel, on June 14, 2023, at 14:00 Israel time.

The Company is an Overseas Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

The Meeting is being called for the following purposes:

1.          To consider and act upon a proposal to re-elect Mr. Yeshayahu ('Shaike') Orbach, to the Company's Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2026, and until his successor has been duly elected.

2.          To consider and act upon a proposal to approve the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Company's Global Share Incentive Plan (2013) (the "Plan") and in compliance with the Compensation Policy and the Compensation Policy Cap, to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors.

3.          To consider and act upon a proposal to approve the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Plan and in compliance with the Compensation Policy and the Compensation Policy Cap, to Mr. Liron Eizenman, the Company’s President and Chief Executive Officer.

4.          To consider and act upon a proposal to approve the grant of 25,000 Restricted Stock Units pursuant to the Plan and in compliance with the Compensation Policy and the Compensation Policy Cap, to Mr. Avi Eizenman, the Company's Active Chairman of the Board of Directors.

5.          To consider and act upon a proposal to approve the grant of 25,000 Restricted Stock Units pursuant to the Plan and in compliance with the Compensation Policy and the Compensation Policy Cap, to Mr. Liron Eizenman, the Company's President and Chief Executive Officer.

6.          To consider and act upon a proposal to approve the appointment of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel, as the independent public accountants of the Company for the year ending December 31, 2023, and until the next annual general meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors to fix the compensation of such auditors in accordance with the amount and nature of their services.

7.          To review the Company's Financial Statements and Annual Report for the year ended December 31, 2022, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on May 8, 2023, will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

Date: May 3, 2023	By Order of the Board of Directors SILICOM LTD. /s/ Liron Eizenman Liron Eizenman President and Chief Executive Officer

PROXY STATEMENT
________________

SILICOM LTD.
14 Atir Yeda St.
Kfar Sava
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 14, 2023

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company's Annual General Meeting of Shareholders (the “Meeting”) to be held on June 14, 2023, at 14:00 Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 9, 2023. Directors, officers, and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business in New York, NY, USA on May 8, 2023, are entitled to vote at the Meeting. On April 30, 2023, 6,756,289 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

Two or more shareholders present, personally or by proxy, holding not less than thirty three and a third percent (33 1/3%) of the Company's outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until June 21, 2023 at 14:00 Israel time. If a quorum is not present at the adjourned Meeting within half an hour from the time appointed for such meeting, two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), each of Proposals 1, 2, 4 and 6 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

Pursuant to the Companies Law, each of Proposals 3 and 5 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

•
the majority of shares that voted for the approval of the proposal includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the proposal does not exceed two percent of the aggregate voting rights in the Company.

Shareholders are requested to notify us whether or not they have a "Personal Interest" in connection with each of Proposals 3 and 5 (please see the definition of the term "Personal Interest" with respect to such proposal below under the description of Proposal 3). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to each of Proposals 3 and 5 they will be deemed as having a Personal Interest with respect to such proposal and their vote will not be counted for the special disinterested majority required for the approval of such proposal.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of April 30, 2023, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five percent (5%) of the Company's Ordinary Shares and (ii) all directors and officers as a group (based on 6,756,289 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Wellington Management Group LLP(2)	618,848	9.16%
Systemic Financial Management, LP(3)	591,091	8.75%
First Wilshire Securities Management, Inc. (4)	558,510	8.28%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of April 30, 2023. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)
As reported on Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on February 6, 2023. The securities as to which the Schedule was filed are owned of record by clients of one or more investment advisers, which are directly or indirectly owned by Wellington Management Group LLP, the identities of which are set forth in Exhibit A of such Schedule 13G/A.

Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than 5% of this class of securities, except for: Wellington Trust Company, NA (“Wellington”).

As reported on Schedule 13G/A filed by Wellington with the SEC on February 6, 2023, those securities as to which the Schedule was filed by Wellington, in its capacity as investment adviser, are owned of record by its clients. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

(3)	As reported on Schedule 13G filed by Systemic Financial Management, LP with the SEC on February 13, 2023.

(4)	As reported on Schedules 13G/A filed by First Wilshire Securities Management, Inc. with the SEC on February 15, 2023.

COMPENSATION OF OFFICERS

For details concerning the compensation granted to the Company's five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2022, see the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2023.

BOARD DIVERSITY MATRIX (AS OF MAY 3, 2023)

Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. A company that has five or fewer directors is required to have, or explain why it does not have, at least one director who self-identifies as female, an underrepresented minority, or LGBTQ+. Our current board composition is in compliance with these requirements. Each term used above and in the matrix below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification.

Country of Principal Executive Office - Israel

Foreign Private Issuer - Yes

Disclosure Prohibited under Home Country Law - No

Total Number of Directors – 5

Part I: Gender Identity

	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

*          *          *          *          *

PROPOSAL 1

TO RE-ELECT MR. YESHAYAHU ('SHAIKE') ORBACH TO HOLD OFFICE AS
DIRECTOR FOR A THREE YEAR TERM COMMENCING ON THE DATE OF THE
MEETING

The management of the Company has selected Mr. Yeshayahu ('Shaike') Orbach for re-election as director to serve for an additional three-year term commencing on the date of the Meeting until the end of his term and until his successor is duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "FOR" the election of Mr. Yeshayahu ('Shaike') Orbach. If Mr. Yeshayahu ('Shaike') Orbach is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. Mr. Yeshayahu ('Shaike') Orbach, who is currently serving as a director of the Company, has advised the Company that he will continue to serve as director if re-elected.

Mr. Yeshayahu ('Shaike') Orbach has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Mr. Yeshayahu ('Shaike') Orbach, including his principal occupation during the past five years.

Nominee	Age	Principal Occupation
Yeshayahu ('Shaike') Orbach	71
Mr. Orbach has been serving as our Executive Vice Chairman of the Board of Directors since July 1, 2022. Prior to which, Mr. Orbach served as our President and Chief Executive Officer from April 2001 until July 1, 2022. In December 2001, Mr. Orbach was named a director. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

In accordance with our Compensation Policy which was re-approved by the Company’s Compensation Committee and Board of Directors on June 12, 2022 (the "Compensation Policy"), Mr. Yeshayahu ('Shaike') Orbach will continue to be a party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company. Under our Compensation Policy, any change to the indemnification agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented at a General Meeting of the shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Mr. Yeshayahu ('Shaike') Orbach as a director of the Company for a three-year term commencing on the date of the Meeting and until his successor has been duly elected.”

The re-election of Mr. Yeshayahu ('Shaike') Orbach as director requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Yeshayahu ('Shaike') Orbach who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of the re-election of Mr. Yeshayahu ('Shaike') Orbach as a director of the Company as set forth above.

PROPOSAL 2

TO APPROVE THE GRANT OF 13,333 OPTIONS TO PURCHASE ORDINARY SHARES
OF THE COMPANY TO MR. AVI EIZENMAN, THE COMPANY'S ACTIVE CHAIRMAN
OF THE BOARD OF DIRECTORS

The Company's Compensation Policy provides that "all Executives (other than non-employee directors) are incentivized through cash bonuses and long-term equity-based incentives to provide the Executive with a stake in Silicom's success – thus linking the Executive's long-term financial interests with the interests of Silicom's shareholders. The maximum value of the variable compensation components shall not exceed eighty-eight percent (88%) of each Executive's total compensation package on an annual basis. Such cap in the Compensation Policy is referred to herein as the "Compensation Policy Cap."

The Compensation Committee and Board of Directors have each recommended and approved on March 20, 2023, a grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Company's Global Share Incentive Plan (2013) (the "Plan") to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors. The Compensation Committee and Board of Directors have each also determined that the proposed grant of options to Mr. Avi Eizenman is in compliance with the Compensation Policy and the Compensation Policy Cap. The proposed grant has an exercise price equal to the average closing price of the Company's Ordinary Shares on the thirty (30) trading days preceding the date of the approval of such grant by the Company's shareholders, which date of approval shall be the grant date (hereinafter in this Proposal 2 : the "Exercise Price" and "Grant Date," respectively), where one hundred percent (100%) will vest on the second anniversary of the Grant Date, and which options (vested and unvested) shall expire, by their terms, upon the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the first date following the Grant Date on which the closing price per share of the Company's Ordinary Shares falls below fifty percent (50%) of the Exercise Price and remains at such price or at a lower price for a period of at least 30 days.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed grant of options are pursuant to the Plan and in compliance with the Compensation Policy and the Compensation Policy Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to approve granting 13,333 options to purchase Ordinary Shares of the Company to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors, with the effective grant date and vesting terms as set forth above.”

The approval of the grant of 13,333 options to purchase Ordinary Shares of the Company to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors, requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 3

TO APPROVE THE GRANT OF 13,333 OPTIONS TO PURCHASE ORDINARY SHARES
OF THE COMPANY TO MR. LIRON EIZENMAN, PRESIDENT AND CHIEF EXECUTIVE
OFFICER OF THE COMPANY

The Compensation Committee and Board of Directors have each recommended and approved on March 20, 2023, a grant of 13,333 Plan Options to purchase Ordinary Shares of the Company pursuant to the Plan to Mr. Liron Eizenman, President and Chief Executive Officer of the Company. The Compensation Committee and Board of Directors have each also determined that the proposed grant of options to Mr. Liron Eizenman is in compliance with the Compensation Policy and the Compensation Policy Cap. The proposed grant has an exercise price equal to the average closing price of the Company's Ordinary Shares on the 30 trading days preceding the date of the approval of such grant by the Company's shareholders, which date of approval shall be the grant date (in this Proposal 3, the “Exercise Price” and “Grant Date,” respectively), where 100% will vest on the second anniversary of the Grant Date, and which options (vested and unvested) shall expire, by their terms, upon the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the first date following the Grant Date on which the closing price per share of the Company's Ordinary Shares falls below fifty percent (50%) of the Exercise Price and remains at such price or at a lower price for a period of at least 30 days.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed grant of options are pursuant to the Plan and are in compliance with the Compensation Policy and the Compensation Policy Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve granting 13,333 options to purchase Ordinary Shares of the Company to Mr. Liron Eizenman, President and Chief Executive Officer of the Company, with the effective grant date and vesting terms as set forth above.”

Pursuant to the Companies Law, approval of Proposal 3 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, he, she or it will be deemed as having a Personal Interest with respect to this Proposal 3 and his, her or its vote will not be counted for the special disinterested majority required.

For this purpose, “Personal Interest” is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Board of Directors, with the exception of Mr. Avi Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 4

TO CONSIDER AND ACT UPON A PROPOSAL TO APPROVE THE GRANT OF 25,000
RESTRICTED STOCK UNITS PURSUANT TO THE PLAN AND IN COMPLIANCE WITH
THE COMPENSATION POLICY AND THE COMPENSATION POLICY CAP TO MR. AVI
EIZENMAN, THE COMPANY'S ACTIVE CHAIRMAN OF THE BOARD

The Compensation Committee and Board of Directors have each recommended and approved on March 20, 2023, a grant of 25,000 Restricted Stock Units pursuant to the Plan to Mr. Avi Eizenman, a member of the Board of Directors, and Active Chairman of the Board of Directors. The Compensation Committee and Board of Directors have each also determined that the proposed grant of Restricted Stock Units to Mr. Avi Eizenman is in compliance with the Compensation Policy and the Compensation Policy Cap. The proposed grant has a vesting period of 2 years following the date of this approval by the Company's shareholders, which date of approval shall be the grant date (hereinafter in this Proposal: the "Grant Date") for the first 12,500 RSUs and 3 years following the Grant Date for the remaining 12,500 RSUs.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed grant of Restricted Stock Units are pursuant to the Plan and in compliance with the Compensation Policy and the Compensation Policy Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve granting 25,000 Restricted Stock Units of the Company to Mr. Avi Eizenman, the Active Chairman of the Board of Directors, with the effective grant date and vesting terms as set forth above.”

The approval of the grant of 25,000 Restricted Stock Units of the Company to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors, requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Avi Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 5

TO CONSIDER AND ACT UPON A PROPOSAL TO APPROVE THE GRANT OF 25,000
RESTRICTED STOCK UNITS PURSUANT TO THE PLAN AND IN COMPLIANCE WITH
THE COMPENSATION POLICY AND THE COMPENSATION POLICY CAP TO MR.
LIRON EIZENMAN, THE COMPANY'S PRESIDENT AND CHIEF EXECUTIVE OFFICER

The Compensation Committee and Board of Directors have each recommended and approved on March 20, 2023 a grant of 25,000 Restricted Stock Units pursuant to the Plan to Mr. Liron Eizenman, President and Chief Executive Officer of the Company. The Compensation Committee and Board of Directors have each also determined that the proposed grant of Restricted Stock Units to Mr. Liron Eizenman is in compliance with the Compensation Policy and the Compensation Policy Cap. The proposed grant has a vesting period of 2 years following the date of this approval by the Company's shareholders, which date of approval shall be the grant date (hereinafter in this Proposal: the "Grant Date") for the first 12,500 RSUs and 3 years following the Grant Date for the remaining 12,500 RSUs.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed grant of Restricted Stock Units are pursuant to the Plan and in compliance with the Compensation Policy and the Compensation Policy Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve granting 25,000 Restricted Stock Units of the Company to Mr. Liron Eizenman, President and Chief Executive Officer of the Company, with the effective grant date and vesting terms as set forth above.”

The approval of the grant of 25,000 Restricted Stock Units of the Company to Mr. Liron Eizenman, President and Chief Executive Officer of the Company, requires the affirmative vote of an Ordinary Majority.

Pursuant to the Companies Law, approval of Proposal 5 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her vote to be counted with respect to this Proposal 5. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 5, he, she or it will be deemed as having a Personal Interest with respect to this Proposal 5 and his, her or its vote will not be counted for the special disinterested majority required.

See Proposal 3 above for an overview of the definition of "Personal Interest" pursuant to the Companies Law.

The Board of Directors, with the exception of Mr. Avi Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 6

APPOINTMENT OF KESSELMAN & KESSELMAN CERTIFIED PUBLIC
ACCOUNTANTS (Isr.), PWC ISRAEL, AS INDEPENDENT PUBLIC ACCOUNTANTS OF
THE COMPANY AND AUTHORIZATION OF AUDIT COMMITTEE TO FIX THE
COMPENSATION OF SUCH AUDITORS

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

Following the recommendation and approval of the Audit Committee, the Board of Directors has authorized and approved the appointment of the accounting firm of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel (“PwC Israel”), as the independent certified public accountants of the Company for the year ending December 31, 2023, and until the next annual general meeting of the shareholders of the Company.

The Audit Committee and Board of Directors believe that the selection of PwC Israel as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders. Subject to the approval of this Proposal 6, the Audit Committee will be authorized to set the compensation of such auditors in accordance with the volume and nature of their services.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint PwC Israel as the independent public accountants of the Company for the year ending December 31, 2023, and until the next annual general meeting of the Company's shareholders, and to authorize the Audit Committee to set their compensation in accordance with the volume and nature of their services.”

The appointment of PwC Israel as the independent public accountants of the Company for the year ending December 31, 2023, and until the next annual general meeting of the Company's shareholders and authorization of the Audit Committee to set their compensation in accordance with the volume and nature of their services, requires the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

REVIEWING THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2022, AND TRANSACTING SUCH OTHER BUSINESS AS MAY
PROPERLY COME BEFORE THE MEETING

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2022, and the Consolidated Statement of Income for the year then ended. The Company published its audited financial statements for the fiscal year ended December 31, 2022 on Form 6-K, which was filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2023 and is available at their website, www.sec.gov, and also published such financial statements together with the Company's Annual Report on Form 20-F, which was filed with the SEC on April 27, 2023, and is available at their website, and you may request that a copy be mailed to you. The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

_________________________________

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Proxies and all other applicable materials should be sent to the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC's EDGAR system will be available for retrieval on the SEC's website at http://www.sec.gov. This proxy statement is also available on our website at http://www.silicom.co.il and on the SEC's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 3, 2023. YOU SHOULD NOT ASSUME THAT THE  INFORMATION  CONTAINED  IN  THIS  DOCUMENT  IS  ACCURATE  AS  OF  ANY  DATE  OTHER  THAN MAY 3, 2023,  AND  THE  MAILING  OF  THIS  DOCUMENT  TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors SILICOM LTD. /s/ Liron Eizenman Liron Eizenman PRESIDENT AND CHIEF EXECUTIVE OFFICER
Kfar Sava, Israel Date: May 3, 2023